STATE OF NEVADA



ROSS MILLER		SCOTT W. ANDERSON
Secretary of State		*Deputy Secretary*
		for Commercial Recordings

OFFICE OF THE
SECRETARY OF STATE

Certified Copy

April 1, 2014

Job Number: C20140401-3921
Reference Number:
Expedite:
Through Date:

The undersigned filing officer hereby certifies that the attached copies are true and exact copies of all requested statements and related subsequent documentation filed with the Secretary of State's Office, Commercial Recordings Division listed on the attached report.

Document Number(s)	Description	Number of Pages
20140243029-87	Stock Split	1 Pages/1 Copies

Respectfully,



ROSS MILLER
Secretary of State

Certified By: Nita Hibshman
Certificate Number: C20140401-3921
You may verify this certificate
online at **http://www.nvsos.gov/**

Commercial Recording Division
202 N. Carson Street
Carson City, Nevada 89701-4069
Telephone (775) 684-5708
Fax (775) 684-7138







090301

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Certificate of Change Pursuant to NRS 78.209

Filed in the office of	Document Number 20140243029-87
Ross Miller Secretary of State State of Nevada	Filing Date and Time 04/01/2014 1:42 PM
	Entity Number E0029252011-9

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Change filed Pursuant to NRS 78.209 For Nevada Profit Corporations

1. Name of corporation:

SAASMAX, INC.

2. The board of directors have adopted a resolution pursuant to NRS 78.209 and have obtained any required approval of the stockholders.

3. The current number of authorized shares and the par value, if any, of each class or series, if any, of shares before the change:

One Hundred Million (100,000,000) Shares of Common Stock, par value $0.001 per share.
Twenty Million (20,000,000) Shares of Preferred Stock, par value $0.001 per share.

4. The number of authorized shares and the par value, if any, of each class or series, if any, of shares after the change:

One Billion Two Hundred Million (1,200,000,000) Shares of Common Stock, par value $0.001 per share.
Twenty Million (20,000,000) Shares of Preferred Stock, par value $0.001 per share.

5. The number of shares of each affected class or series, if any, to be issued after the change in exchange for each issued share of the same class or series:

Twelve (12) shares of Common Stock will be issued in exchange for each one (1) share of Common Stock outstanding.

6. The provisions, if any, for the issuance of fractional shares, or for the payment of money or the issuance of scrip to stockholders otherwise entitled to a fraction of a share and the percentage of outstanding shares affected thereby:

Not applicable. No fractional shares

7. Effective date and time of filing: (optional) Date: April 16, 2014 Time:

(must not be later than 90 days after the certificate is filed)

8. Signature: (required)

X

Signature of Officer

Title

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Stock Split
Revised: 8-31-11